BMO Funds, Inc.

111 E. Kilbourn Ave., Suite 200

Milwaukee, WI 53202

May 1, 2017

BY EDGAR

Ms. Deborah O’Neill-Johnson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	BMO Pyrford International Stock Fund (the “Fund”), a series of BMO Funds, Inc. (the “Registrant”); File Nos. 33-48907 and 811-58433

Dear Ms. O’Neal-Johnson:

This letter responds to oral comments received from you on Friday, April 21, 2017 regarding Post-Effective Amendment Number 121 to the Registrant’s Form N-1A Registration Statement filed on March 7, 2017 (the “Post-Effective Amendment”) on behalf of the Fund. The Registrant filed the Post-Effective Amendment for the purpose of adding a new share class (Class F3) to the Fund.

Your comments and our responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Post-Effective Amendment.

Prospectus Comments

1.	Comment: Since the Fund is not a new fund, please revise the “Fees and Expenses of the Fund” table to show actual (historical) numbers rather than estimates for management fees and other expenses.

Response: For the information of the staff, the numbers included are the actual numbers for the Fund based on the Fund’s assets as of August 31, 2016. The Registrant has revised the footnotes to the “Fees and Expenses of the Fund” table accordingly.

2.	Comment: In the summary part of the prospectus, under the heading “Fund Performance,” either show the historical performance of an existing class of shares of the Fund, or show the performance of an existing share class, as restated to reflect the fees and expenses of the Class F3 share class.

Response: The requested change has been made.

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If you have any questions regarding these responses, please contact the undersigned at 414-287-8754.

Very truly yours,

/s/ Michael J. Murphy

Michael J. Murphy

cc:	Working Group

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